Executive Network Partnering Corporation

137 Newbury Street, 7th Floor

Boston, MA 02116

September 14, 2020

VIA EDGAR

William Demarest

Kristina Marrone

Stacie Gorman

Brigitte Lippmann

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Executive Network Partnering Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed on September 9, 2020 File No. 333-248267

Dear Staff:

This letter sets forth responses of Executive Network Partnering Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated September 10, 2020 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently confidentially submitting an amendment to the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Performance Shares, page 121

1.

Staff’s Comment: We note your response to prior comment 3. On page 2 you disclose that ENPC was formed as a partnership among Paul Ryan, Solamere Capital, and Alex Dunn. Please clarify whether ENPC Holdings, LLC may have any potential conflicts of interest with you in approving a partnering transaction. For example, according to the terms of the performance shares ENPC Holdings, LLC must consent to an acquisition of any entity or business with assets at a purchase price greater than 10% or more of your total assets or an issuance of Class A shares in excess of 20% of your then outstanding Class A shares. Please disclose any conflicts of interest throughout the filing, including the risk factors, as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the risk factor on page 48 to disclose possible conflicts of interest presented by ENPC Holdings, LLC’s ownership of the founder shares and performance shares. The Company is not aware of any further conflicts other than those disclosed within the Registration Statement.

Part II. Information not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules

Exhibit 5.1, page II-6

2.

Staff’s Comment: Please delete clause (iii) in paragraph (2) of the legal opinion which assumes that appropriate corporate action has been taken to authorize the issuance and sale of the common stock. For guidance, see Section II(B)(3)(a) of Staff Legal Bulletin No. 19 (CF)(October 14, 2011).

Response: The Company acknowledges the Staff’s comment and (iii) in paragraph (2) of the legal opinion has been deleted.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler or Wayne E. Williams of Kirkland & Ellis LLP at (212) 446-4660 or (312) 862-7135, respectively.

Sincerely,

/s/ Alex Dunn
Name:	Alex Dunn
Title:	Chief Executive Officer, Chief Financial Officer and Secretary

Via E-mail:

cc:	Christian O. Nagler
Wayne E. Williams Kirkland & Ellis LLP